

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

May 4, 2010

Mr. David R. Beran
  Chief Financial Officer
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia  23230

> **Re:    Altria Group, Inc.
> Form 10-K for the year ended December 31, 2009
> Filed February 24, 2010
> File No. 1-08940**
>
> **and**
>
> **Definitive Proxy on Schedule 14A
> Filed April 9, 2010**

Dear Mr. Beran:

We have reviewed your filing and have the following comments.  We think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2009)
2009 Annual Report

Management's Discussion and Analysis

Critical Accounting Policies

Revenue Recognition, page 82

1.      Reference is made to your schedule of valuation and qualifying accounts on page
        S-1.  We note the significant increase in the charges associated with the allowance
        for returned goods in fiscal 2009.  Please describe the nature of, and the reasons
        for, this increase.  Clarify the extent to which you expect the increase to continue.
        Consider whether additional disclosures may be appropriate.

Depreciation, Amortization and Intangible Asset, page 83

2.      In future filings please expand the last paragraph under this heading to disclose
        the amount of goodwill assigned to each of your reporting units.  We note you
        disclose the estimated fair values of the reporting units' goodwill and intangible
        assets did not differ significantly from the time of acquisition in January 2009 and
        there were no significant changes in the fair value (for the cigars reporting unit)
        from the 2008 annual impairment testing.  In future filings please consider
        expanding the disclosure to indicate the percentage by which the fair value
        exceeded the carrying value as of the most recent impairment testing date.  In this
        regard, disclosure should be made as to whether any of your reporting units are at
        risk of failing step one of the goodwill impairment testing if the fair value is not
        substantially in excess of the carrying value and thus resulting in potential
        impairment charges.

Financial Review, page 100

3.      We note that you had a working capital deficit as of December 31, 2009, in
        contrast to the prior period balance sheet.  That working capital deficit persists as
        of March 31, 2010.  In future filings, as applicable, please discuss the reasons for,
        and the potential implications of, this deficit.

Definitive Proxy on Schedule 14A

Annual Incentives, page 35

4.      In future filings, please quantify the net earnings, total shareholder return, and
        earnings per share targets that must be achieved in order for your executive
        officers to earn their incentive compensation.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,


David R. Humphrey
Branch Chief